SEC 1745 POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION (02-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
         DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



                                 UNITED STATES                 OMB APPROVAL
                      SECURITIES AND EXCHANGE COMMISSION       OMB Number:
                                                               3235-0145
                            WASHINGTON, D.C. 20549             Expires: December
                                                               31, 2005

                                SCHEDULE 13D/A                 Estimated average
                                (RULE 13D-2(A)                 burden hours per
                                                               response. . 11

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                      DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                    256743105
                                 (CUSIP Number)

                         Abingdon Capital Management LLC
                              Attn: Bryan Jacoboski
                        1650 Tysons Boulevard, Suite 1575
                                McLean, VA 22102
                                  (703)269-3400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 3, 2008
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject if this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the folloiwng box: / /


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  256743105

     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Abingdon Capital Management LLC

     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (A)     [     ]
            (B)     [     ]

     3.     SEC USE ONLY

     4.     CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE

NUMBER OF          5.   SOLE VOTING POWER               373,610
SHARES
BENEFICIALLY       6.   SHARED VOTING POWER               -0-
OWNED BY
EACH               7.   SOLE DISPOSITIVE POWER          373,610
REPORTING
PERSON WITH        8.   SHARED DISPOSITIVE POWER          -0-

     9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            373,610

     10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)  [     ]

     11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)    1.74%

     12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)  IA

ITEM 1.         SECURITY AND ISSUER

                This Statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, par value $0.01 (the "Common Stock"), of Dollar Thrifty Automotive Group, Inc., a Delaware corporation, (the "Issuer"). The principal executive office of the Issuer is located at 5330 East 31st Street, Tulsa, OK 74135.


ITEM 2.         IDENTITY AND BACKGROUND

                (a) Abingdon Capital Managment LLC.
                (b) 1650 Tysons Boulevard, Suite 1575, McLean, VA 22102.
                (c) Not applicable.
                (d) Criminal convictions: Not applicable.
                (e) Civil proceedings: Not applicable.
                (f) Citizenship: Not applicable.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------
                  All of the funds used to purchase the Common Stock described in this Schedule 13D came from the working capital of Abingdon Capital Management LLC.

Item 4.  Purpose of Transaction.
         ----------------------
                  The Reporting Persons have acquired the Shares reported herein for investment purposes. The Reporting Persons expect that they will, from time to time, review their investment positions in the Issuer and may, depending on market and other conditions, increase or decrease their investment positions.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------
                  (a)   Amount Beneficially Owned: 373,610 shares; Percent of
                        Class: 1.74%

                  (b)   Number of Shares as to which such person has:

                        (i)   Sole power to vote or to direct the vote:
                              373,610 shares
                        (ii)  Shared power to vote or to direct the vote:
                              0 shares
                        (iii) Sole power to dispose or to direct the disposition
                              of: 373,610 shares
                        (iv) Shared power to dispose or to direct the disposition of: 0 shares

                  (c)   Transactions effected during the past 60 days:

                  DATE                SHARES SOLD                 SALE PRICE
                  ----                -----------                 ----------
                  10/28/2008          55,400                      $1.34
                  11/3/2008           75,000                      $1.92
                  11/4/2008           213,570                     $1.99
                  11/5/2008           163,300                     $2.01
                  11/6/2008           50,000                      $1.67
                  11/7/2008           78,800                      $1.55
                  11/10/2008          144,350                     $1.58

                  DATE                SHARES PURCHASED            PURCHASE PRICE
                  ----                ----------------            --------------
                  9/25/2008           161,400                     $2.33
                  9/26/2008           105,810                     $2.20
                  10/3/2008            99,800                     $1.98
                  10/6/2008            20,300                     $1.91
                  10/14/2008          216,030                     $1.07
                  10/22/2008           35,000                     $1.16

                  (d)  Another's right to receive dividends: Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         --------------------------------------------------------------------
                  Not Applicable

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

                  Not Applicable

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  October 22, 2008




                COMPANY  Abingdon Capital Management LLC

                By:   Robert Bryan Jacoboski, Managing Member